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                              April 8, 2024

       Anton D. Nikodemus
       Chief Executive Officer
       Seaport Entertainment Group Inc.
       199 Water Street
       28th Floor
       New York, NY 10038

                                                        Re: Seaport
Entertainment Group Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10-12B
                                                            Submitted March 26,
2024
                                                            CIK 002009684

       Dear Anton D. Nikodemus:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 12, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form 10-12B, Submitted March 26, 2024

       Information Statement
       Questions and Answers...
       "What are the conditions to the distribution?", page iv

   1. We note your response to prior comment 1 and reissue in part. We acknowledge the additional disclosure
that HHH may waive any or all of these conditions; however, please address specifically
whether the spin-off is contingent upon an exchange's approval of your listing
application or please confirm to us that a spin-off may still proceed without an exchange's approval.
 Anton D. Nikodemus
Seaport Entertainment Group Inc.
April 8, 2024
Page 2
Risk Factors
Risks Related to the Separation and Our Relationship with HHH
HHH may compete with us., page 35

2. We note your new disclosure on page 101 describing the Separation Agreement, including that the term of the Separation Agreement is indefinite. Considering that the Separation
         Agreement provides HHH with privileges that your other competitors do not have, please include disclosure identifying the Separation Agreement as a source of HHH's potential competitive advantage.
General Risks
We may be subject to legal proceedings or investigations, the resolution of which could negatively affect our business, financial..., page 43

3. We note your new disclosure on page 22 stating that you are subject to various lawsuits related to the 250 Water Street development. Please update this risk factor if the risk is no longer hypothetical.
Segment Operating Results
Hospitality, page 65

4. Revise to provide additional attribution to the specific causes of the $10.0 million decrease in food and beverage revenue which you indicate is due to reduced restaurant performance as a result of poor weather conditions, fewer private events, and the closure of a restaurant concept in the fourth quarter of 2022.
Business
Competitive Strengths
Scalable Platform, page 76
FirstName LastNameAnton D. Nikodemus
5. We note your response to prior comment 18. Please expand on what is meant by "concept
Comapany   NameSeaport
       changes"          Entertainment
                so potential             Group
                             investors can betterInc.
                                                   understand the significance
of excluding such
April 8,impact.
         2024 Page 2
FirstName LastName
 Anton D. Nikodemus
FirstName   LastNameAnton
                      GroupD.Inc.
                               Nikodemus
Seaport Entertainment
Comapany
April       NameSeaport Entertainment Group Inc.
       8, 2024
April 38, 2024 Page 3
Page
FirstName LastName
       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Julian Kleindorfer